UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Fidelity National Financial, Inc.
 (Exact Name of Registrant as Specified in Its Charter)

Delaware	16-1725106
(State of Incorporation or organization)	(I.R.S. Employer Identification no.)

601 Riverside Avenue
Jacksonville, Florida	32204
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
FNFV Group common stock, par value $0.0001 per share	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates:	333-194938
(if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:  None

Item 1.  Description of Registrant’s Securities to be Registered.

The security to be registered hereby is the FNFV Group common stock, par value $0.0001 per share (“FNFV common stock”) of Fidelity National Financial, Inc. (the “Registrant”).

Reference is made to the Registration Statement on Form S-4 of the Registrant, Amendment No. 2 to which was filed with the Securities and Exchange Commission on May 8, 2014, and which was declared effective by the Securities and Exchange Commission on May 9, 2014 (Reg. No. 333-194938) (the “S-4 Registration Statement”).  The S-4 Registration Statement relates to, among other things, (i) the creation of the FNFV common stock and (ii) the reclassification of each share of the FNF Class A Common Stock (the “Old FNF common stock”) into one share of FNF Group common stock, par value $0.0001 per share (“FNF common stock”) and 0.3333 of a share of FNFV common stock (such reclassification, the “Recapitalization”).  The Registrant has applied to list the FNFV common stock on the New York Stock Exchange under the symbol “FNFV.”

The following is a description of the terms of the FNFV common stock as set forth in the Registrant’s amended and restated certificate of incorporation (as amended, the “restated charter”), which will be filed with the Secretary of State of the State of Delaware in connection with the issuance of the FNFV common stock.  The discussion of the terms of the FNFV common stock and the Registrant’s restated charter is qualified by reference to the full text of the restated charter, which is Exhibit 1 to this Registration Statement on Form 8-A.

Basic Investment

The FNFV common stock is intended to track and reflect the separate economic performance of the businesses, assets and liabilities to be attributed to the FNFV Group, which includes the Registrant’s equity interests in Remy, ABRH, J. Alexander’s, Ceridian, Stillwater Insurance Group, Cascade Timberlands LLC, Fidelity Newport Holdings LLC, Triple Tree Holdings LLC, Wine Direct, Inc., Fidelity National Timber Resources, Inc., Fidelity National Environmental Solutions, LLC, Fidelity National Technology Imaging, LLC (Imaging), Northern California Mortgage Fund and Digital Insurance. In addition, we anticipate that the FNFV Group would have attributed to it $100 million in cash and approximately $476 million of indebtedness, which would include a $100 million line of credit from the FNF Group at our current borrowing rate (LIBOR + 175 basis points) plus 100 basis points and debt obligations of the businesses that are included in the FNFV Group of approximately $376 million. The $100 million in cash and the $100 million line of credit will be used solely for investment purposes. From time to time, the FNF Group may also provide additional loans to the FNFV Group to cover corporate expenses and working capital, (ii) all other assets, liabilities and businesses of the Registrant to the extent attributed to the FNFV Group as of the effective date of the Registrant’s restated charter, (iii) such other businesses, assets and liabilities that the Registrant’s board of directors may determine to attribute to the FNFV Group or that may be acquired for or transferred to the FNFV Group in the future, (iv) the proceeds of any sale, transfer, exchange, assignment or other disposition of any of the foregoing, and (v) any inter-group interest that the FNFV Group may obtain in the FNF Group.

Authorized Capital Stock

The Registrant is authorized to issue up to 113 million shares of FNFV common stock.

Dividends and Securities Distributions

The Registrant is permitted to pay dividends on FNFV common stock out of the lesser of its assets legally available for the payment of dividends under Delaware law and the “FNFV Group Available Dividend Amount” (defined generally as the excess of the total assets less the total liabilities of the FNFV Group over the par value, or any greater amount determined to be capital in respect of, all outstanding shares of FNFV common stock or, if there is no such excess, an amount equal to the earnings or loss attributable to the FNFV Group (if positive) for the fiscal year in which such dividend is to be paid and/or the preceding fiscal year).

The Registrant is permitted to make (i) share distributions of FNFV common stock to holders of FNFV common stock, on an equal per share basis; and (ii) share distributions of any other class of the Registrant’s securities or the securities of any other person to holders of FNFV common stock, on an equal per share basis, subject to certain limitations.

Conversion at Option of Issuer

The Registrant can convert each share of FNFV common stock into a number of shares of the FNF common stock so long as each share of FNF common stock is converted (other than in connection with the disposition of all or substantially all of the FNFV Group’s assets) at a ratio based on the following requirements: (i) a 10% premium to such stock’s market price for the first year following the Recapitalization, (ii) an 8% premium to such stock’s market price for the second year following the Recapitalization, (iii) a 6% premium to such stock’s market price for the third year following the Recapitalization, (iv) a 4% premium to such stock’s market price for fourth year following the Recapitalization, (v) a 2% premium to such stock’s market price for the fifth year following the Recapitalization and (vi) no premium to such stock’s market price thereafter, with such premium to be based on, in each case, the market price of such stock over the 10-trading day period preceding the date on which the board of directors determines to effect any such conversion (each such premium, the “Conversion Premium”); no Conversion Premium is available for a conversion in connection with the disposition of all or substantially all of the assets of the FNFV Group.

Redemption for Securities of a Subsidiary

The Registrant may redeem outstanding shares of FNFV common stock for shares of common stock of a subsidiary that holds assets and liabilities attributed to the FNFV Group (and may or may not hold assets and liabilities attributed to the FNF Group), provided that its board of directors seeks and receives the approval to such redemption of holders of FNFV common stock, voting together as a separate class.

If the Registrant were to effect a redemption as described above with stock of a subsidiary that also holds assets and liabilities of the FNF Group, shares of FNF common stock would also be redeemed in exchange for shares of that subsidiary, and the entire redemption would be subject to the voting rights of the holders of FNFV common stock described above as well as the separate class vote of the holders of FNF common stock.

Mandatory Dividend, Redemption and Conversion Rights on Disposition of Assets

If the Registrant disposes, in one transaction or a series of transactions, of all or substantially all of the assets of the FNFV Group, it is required to choose one of the following four alternatives, unless its board of directors obtains approval of the holders of FNFV common stock to not take such action or the disposition qualifies under a specified exemption (in which case the Registrant will not be required to take any of the following actions):

•	pay a dividend to holders of FNFV common stock out of the available net proceeds of such disposition; or

•
if there are legally sufficient assets and the FNFV Group Available Dividend Amount would have been sufficient to pay a dividend, then: (i) if the disposition involves all of the properties and assets of the FNFV Group, redeem all outstanding shares of FNFV common stock in exchange for cash and/or securities or other assets with a fair value equal to the available net proceeds of such disposition, or (ii) if the disposition involves substantially all (but not all) of the properties and assets of the FNFV Group, redeem a portion of the outstanding shares of FNFV common stock in exchange for cash and/or securities or other assets with a fair value equal to the available net proceeds of such disposition; or

•
convert each outstanding share of FNFV common stock into a number of shares of FNF common stock based on the relative trading prices of the FNFV common stock and the FNF common stock over the 10-trading day period preceding the date on which the board of directors determines to effect any such conversion; or

•
combine a conversion of a portion of the outstanding shares of FNFV common stock into a number of shares of FNF common stock with either the payment of a dividend on or a redemption of shares of FNFV common stock, subject to certain limitations.

Voting Rights

Holders of FNFV common stock are entitled to one vote for each share of such stock held.

Holders of FNFV common stock will vote as one class with holders of FNF common stock on all matters that are submitted to a vote of its stockholders unless a separate class vote is required by the terms of the current charter or Delaware law. In connection with certain dispositions of FNFV Group assets as described above, the Registrant’s board of directors may determine to seek approval of the holders of FNFV common stock, voting together as a separate class, to avoid effecting a mandatory dividend, redemption or conversion under the restated charter.

The Registrant may not redeem outstanding shares of FNFV common stock for shares of common stock of a subsidiary that holds assets and liabilities attributed to the FNFV Group unless its board of directors seeks and receives the approval to such redemption of holders of FNFV common stock, voting together as a separate class, and, if such subsidiary also holds assets and liabilities of the FNF Group, the approval of holders of FNF common stock to the corresponding FNF common stock redemption, with each affected group voting as a separate class.

Inter-Group Interest

From time to time, the Registrant’s board of directors may determine to create an inter-group interest in the FNF Group in favor of the FNFV Group, or vice versa, subject to the terms of the restated charter.

If the FNF Group has an inter-group interest in the FNFV Group at such time as any extraordinary action is taken with respect to the FNFV common stock (such as the payment of a dividend, a share distribution, the redemption of such stock for stock of a subsidiary or an action required to be taken in connection with a disposition of all or substantially all of the FNFV Group’s assets), the Registrant’s board of directors will consider what actions are required, or permitted, to be taken under the charter with respect to the FNF Group’s inter-group interest in the FNFV Group. For example, in some instances, the Registrant’s board of directors may determine that a portion of the aggregate consideration that is available for distribution to holders of FNFV common stock must be allocated to the FNF Group to compensate the FNF Group on a pro rata basis for its interest in the FNFV Group.

Similarly, if the FNFV Group has an inter-group interest in the FNF Group at such time as any extraordinary action is taken with respect to the FNF common stock (such as the payment of a dividend, a share distribution, the redemption of such stock for stock of a subsidiary or an action required to be taken in connection with a disposition of all or substantially all of the FNF Group’s assets), the Registrant’s board of directors will consider what actions are required, or permitted, to be taken under the charter with respect to the FNFV Group’s inter-group interest in the FNF Group.

All such determinations made by the board of directors will be made in accordance with the restated charter and applicable Delaware law.

Neither the FNF Group, nor the FNFV Group will have any inter-group interest in the other upon the effectiveness of the restated charter.

Liquidation

Upon the Registrant’s liquidation, dissolution or winding up, holders of shares of FNFV common stock will be entitled to receive in respect of such stock their proportionate interests in the Registrant’s assets, if any, remaining for distribution to holders of common stock (regardless of the group to which such assets are then attributed) in proportion to their respective number of liquidation units per share.

Each share of FNFV common stock will be entitled to a number of liquidation units equal to the amount (calculated to the nearest five decimal places) obtained by dividing (x) the average of the daily volume weighted average prices of the FNFV common stock over the 10-trading day (with a “trading day” defined as each day on which the share of common stock is traded on the New York Stock Exchange) period commencing on (and including) the first trading day on which the FNFV common stock trades in the “regular way” market, by (y) the average of the daily volume weighted average prices of the FNF common stock over the 10-trading day period referenced in clause (x).

Description of Other Provisions of The Registrant’s Amended Charter

Authorized Share Capital

The Registrant is authorized to issue up to 650,000,000 shares of capital stock, which will be divided into the following two classes: (i) 600,000,000 shares of common stock, and (ii) 50,000,000 shares of preferred stock (which class is issuable as described below).

Preferred Stock

The restated charter authorizes the Registrant’s board of directors to establish one or more classes or series of preferred stock and to determine, with respect to any class or series of preferred stock, the terms and rights of the class or series, including:

•	the designation and title of the class or series;

•	the number of authorized shares constituting the class or series, which number may not be below the number of shares of such class or series of preferred stock then outstanding;

•	the voting powers of the class or series, whether full or limited, or no voting powers; and

•	such powers, preferences and relative, participating optional or other special rights and such qualification, limitations or restrictions of the class or series.

The Registrant believes that the ability of its board of directors to authorize the issuance of one or more class or series of preferred stock will provide flexibility in structuring possible future financing and acquisitions and in meeting other corporate needs which might arise. The authorized shares of the Registrant’s preferred stock will be available for issuance without further action by its stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Registrant’s securities may be listed or traded.

Although the Registrant has no intention at the present time of doing so, it could issue a class or series of preferred stock that could, depending on the terms of such class or series, impede the completion of a merger, tender offer or other takeover attempt. The Registrant’s board of directors will make any determination to issue such shares based upon its judgment as to the best interests of its stockholders. The Registrant’s board of directors, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of its board of directors, including a tender offer or other transaction that some, or a majority, of its stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price of the stock.

Board of Directors

The restated charter provides that the number of the Registrant’s directors will not be less than one nor more than 14 and the exact number will be determined from time to time by a resolution of its board of directors. The members of the Registrant’s board of directors, other than those who may be elected by holders of any class or series of preferred stock, will be divided into three classes. Each class consists, as nearly as possible, of a number of directors equal to one-third of the then authorized number of board members. The term of office of the Class I directors of the Registrant will expire at the annual meeting of stockholders in 2015. The term of office of Class II directors of the Registrant will expire at the annual meeting of stockholders in 2016. The term of office of Class III directors of the Registrant will expire at the annual meeting of stockholders in 2017.

At each annual meeting of stockholders, the successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term. The directors of each class will hold office until the annual meeting for the year in which their term expires and their respective successors are elected and qualified or until such director’s earlier death, resignation, retirement, disqualification or removal from office.

The restated charter provides that, subject to the rights of the holders of any shares of preferred stock, directors may be removed from office only for cause upon the affirmative vote of the holders of a majority of the outstanding capital stock of the Registrant entitled to vote generally in the election of directors, voting together as a single class.

The restated charter provides that, subject to the rights of the holders of any shares of preferred stock, vacancies on the Registrant’s board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause, and newly created directorships resulting from any increase in the number of directors on its board of directors, will be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by an affirmative vote of the sole remaining director. Any director so elected to fill a vacancy will hold office for the remainder of the full term of the class of directors in which the vacancy occurred or to which the new directorship is assigned, and until that director’s successor will have been elected and qualified or until such director’s earlier death, resignation, retirement, disqualification or removal from office.

These provisions would preclude a third party from removing incumbent directors and simultaneously gaining control of the Registrant’s board of directors by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of the Registrant’s board of directors. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of the Registrant.

Limitation on Liability and Indemnification

To the fullest extent permitted by Delaware law, the Registrant’s directors are not personally liable to it or any of its stockholders for monetary damages for breaches of fiduciary duties while serving as a director. In addition, the Registrant indemnifies, to the fullest extent permitted by applicable law, any person involved in any suit or action by reason of the fact that such person is a director or officer of the Registrant or by reason of the fact that such director or officer, at the request of the Registrant, is or was serving any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, in any capacity.

Shareowner Action by Written Consent; Special Meetings

Actions required or permitted to be taken by the stockholders of the Registrant at an annual or special meeting of the stockholders may be effected without a meeting by the written consent of a sufficient number of stockholders to authorize or take such action, so long such action is taken in accordance with the provisions of Article IX of the restated charter or by the holders of any class or series of preferred stock issued pursuant to Article IV of the restated charter, if the terms of such class or series of preferred stock expressly provide for such action by Consent. Except as otherwise required by law or provided by resolutions adopted by the board of directors designating the rights, powers and preferences of any preferred stock, special meetings may only be called by a majority vote of the board of directors, the Chairman of the board of directors or the Chief Executive Officer of the Registrant.

Amendments

The restated charter provides that, subject to the rights of the holders of any shares of its preferred stock, the affirmative vote of the holders of a majority of the outstanding shares of the Registrant’s common stock entitled to vote thereon, voting together as a single class, is required to adopt, amend or repeal any provision of the restated charter or to add or insert any provision in the restated charter.

Section 203 of the Delaware General Corporation Law

Section 203 of the DGCL prohibits certain transactions between a Delaware corporation and an “interested stockholder.” An “interested stockholder” for this purpose is a stockholder who is directly or indirectly a beneficial owner of 15% or more of the aggregate voting power of a Delaware corporation. This provision prohibits certain business combinations between an interested stockholder and a corporation for a period of three years after the date on which the stockholder became an interested stockholder, unless: (1) prior to the time that a stockholder became an interested stockholder, either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the corporation’s board of directors, (2) the interested stockholder acquired at least 85% of the aggregate voting power of the corporation in the transaction in which the stockholder became an interested stockholder, or (3) the business combination is approved by a majority of the board of directors and the affirmative vote of the holders of 66 2/3% of the aggregate voting power not owned by the interested stockholder at or subsequent to the time that the stockholder became an interested stockholder. The Registrant is subject to Section 203.

Item 2.  Exhibits.

The following exhibits are filed as part of this Registration Statement on Form 8-A:

1.	Form of Amended and Restated Certificate of Incorporation of the Registrant (to be in effect upon its filing with the Secretary of State of the State of Delaware).

2.
Second Amended and Restated Bylaws of Fidelity National Financial, Inc., as adopted on July 22, 2013 (incorporated by reference to Exhibit 3.1 to Fidelity National Financial, Inc.’s Current Report on Form 8-K, dated July 25, 2013).

3.	Specimen certificate for shares of the Registrant’s FNF common stock, par value $0.0001 per share (incorporated by reference to Exhibit 4.1 to the 2014 Registration Statement).

4.	Specimen certificate for shares of the Registrant’s FNFV common stock, par value $0.0001 per share (incorporated by reference to Exhibit 4.2 to the 2014 Registration Statement).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Fidelity National Financial, Inc.

Date: June 18, 2014	By:	/s/ Michael L. Gravelle
	Name:	Michael L. Gravelle
	Title:	Executive Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

The following exhibits are filed as part of this Registration Statement on Form 8-A:

1.	Form of Amended and Restated Certificate of Incorporation of the Registrant (to be in effect upon its filing with the Secretary of State of the State of Delaware).

2.
Second Amended and Restated Bylaws of Fidelity National Financial, Inc., as adopted on July 22, 2013 (incorporated by reference to Exhibit 3.1 to Fidelity National Financial, Inc.’s Current Report on Form 8-K, dated July 25, 2013).

3.	Specimen certificate for shares of the Registrant’s FNF common stock, par value $0.0001 per share (incorporated by reference to Exhibit 4.1 to the 2014 Registration Statement).

4.	Specimen certificate for shares of the Registrant’s FNFV common stock, par value $0.0001 per share (incorporated by reference to Exhibit 4.2 to the 2014 Registration Statement).